                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)*

                             Group 1 Software, Inc.
                                (Name of Issuer)

                       Group 1 Software $.01 Common Stock
                         (Title of Class of Securities)

                                   399433 10 1
                                 (CUSIP Number)

                               COMNET Corporation
                        4200 Parliament Place, Suite 600
                              Lanham, MD 20706-1844
                                 (301) 918-0400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               December 10, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.   399433 10 1


1)          Names of the Reporting Persons, I.R.S. Identification Nos. of Above Persons

                                  COMNET Corporation  52-0852578

2)          Check the Appropriate Box if a Member of a Group (See Instructions).

            (a)  N/A
            (b)  N/A

3)          SEC Use Only

4)          Source of Funds (See Instructions)

                        OO

5)          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



6)          Citizenship or Place of Organization

                                               COMNET Corporation, a Delaware corporation
                                               4200 Parliament Place, Suite 600
                                               Lanham, MD 20706-1844

                                    (7)        Sole Voting Power                                           3,484,588
Number of
Shares Bene-                        (8)        Shared Voting Power                                             ---
ficially
Owned by                            (9)        Sole Disposition Power                                      3,484,588
Each Reporting
Person                              (10)       Shared Dispositive Power                                        ---
With

11)         Aggregate Amount Beneficially Owned by Each Reporting Person                                   3,484,588

12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                               N/A

13)         Percent of Class Represented by Amount in Row (11)

                                               81.2%

14)         Type of Reporting Person (See Instructions)

                                               CO


Item        4           Purpose of Transaction

            Item 4 is hereby amended by the information set out in the Press Release, dated December 10, 1997, and attached hereto and incorporated herein.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date

Signature

Name/Title:  Mark D. Funston, Chief Financial Officer